                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                             ZING TECHNOLOGIES, INC.
                            (Name of Subject Company)

                           IRC ACQUISITION CORPORATION
                       INTERNATIONAL RECTIFIER CORPORATION
                            (Names of Filing Persons)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    989601109
                      (CUSIP Number of Class of Securities)

                            L. Michael Russell, Esq.
                       International Rectifier Corporation
                                233 Kansas Street
                              El Segundo, CA 90245
                                 (310) 726-8000
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              Kendall Bishop, Esq.
                              O'Melveny & Myers LLP
                       1999 Avenue of the Stars, Suite 700
                              Los Angeles, CA 90067
                                 (310) 553-6700

                                January 28, 2000

Amount previously paid: none
Form or registration no.:  n/a
Filing party:  n/a
Date filed:  n/a

/X/ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                         (Continued on following pages)


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FOR MORE INFORMATION:                                      FOR IMMEDIATE RELEASE
SHELLEY BAUMSTEN WAGERS                                         JANUARY 28, 2000
310/726-8512

            INTERNATIONAL RECTIFIER TO BUY ZING FOR $15.36 PER SHARE
                         TO EXPAND PROPRIETARY BUSINESS

        EL SEGUNDO, CALIF., January 28, 2000 -- International Rectifier (NYSE:IRF) and Zing Technologies (Nasdaq:Zing) today announced that IR agreed to acquire all the outstanding shares of Zing for a cash purchase price of $15.36 per share.

        Zing's wholly-owned subsidiary and sole operating business, Omnirel, supplies power semiconductor modules and components. Omnirel's products, customers, technology and manufacturing capabilities provide a strategic complement to IR's own fast-growing proprietary control and subsystems business. The control and subsystems business of the combined operations has annualized revenue of about $100 million.

        The purchase price for the transaction is approximately $28.5 million (net of Zing's cash on hand). International Rectifier will commence a cash tender offer for the outstanding shares of Zing by early February and expects to complete the tender offer in March.

        IR chief executive officer, Alex Lidow, commented, "This acquisition accelerates the growth of our proprietary control and subsystems business, enhances our product offerings for aerospace and other lucrative high-reliability applications, and provides greater access to customers who can benefit from the combination of IR and Omnirel technologies to manage their power requirements."

        Robert E. Schrader, Zing Technologies chairman and chief executive officer, noted, "Our Board of Directors has unanimously approved the proposed acquisition as being in the best interests of Zing and its shareholders. The combination of Omnirel with IR represents an excellent strategic fit."


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        The acquisition is subject to certain conditions, including at least
66.7% of Zing's outstanding stock on a fully diluted basis being tendered without withdrawal prior to the expiration of IR's offer and the expiration of the waiting period under federal antitrust laws. Both parties expect these conditions to be satisfied. Including Mr. Schrader, shareholders who own approximately 57% of Zing's outstanding shares have executed agreements with IR to tender their shares.

         Omnirel manufactures and sells high reliability multi-chip power semiconductors, integrated power modules and packaged semiconductor components for the military, industrial and high-end commercial markets.

        International Rectifier is the pioneer and market leader in power MOSFETs, power semiconductors that have grown faster than integrated circuits. Power MOSFETs refine electricity coming out of a wall outlet or battery, to meet the specific needs of different types of electronic products and circuits and to increase circuit efficiency.

        IR uses its MOSFET leadership and unique focus on related technologies to develop proprietary control and subsystem products that expand its market opportunity and increase its profit potential. IR technology enables cell phones, Internet hardware and appliances, computers, home appliances, cars, and industrial products to offer greater functionality in more compact configurations.

        The foregoing material contains some forward-looking statements concerning the combined operation. We caution that such statements are subject to a number of uncertainties and actual results may differ materially. Certain factors that may affect such results include the demand for sales and price stability of IR and Omnirel's products continuing in line with current trends, IR's ability to attain Omnirel's reported level of sales and backlog for products, the ability to retain existing customers and suppliers, and the ability to attract new ones, and success in utilizing existing products and technologies to create and derive new ones.

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


        Contact: International Rectifier
                 Shelley Baumsten Wagers, 310/726-8512
                 http://www.irf.com



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